SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 4)

Under the Securities Exchange Act of 1934

HALO TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

40637E106

(CUSIP Number)

Adam Blonsky
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Capital Master, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,816,413 (See Item 4 and 5)

	8.	Shared Voting Power 6,816,413 (See Item 4 and 5)

	9.	Sole Dispositive Power 6,816,413 (See Item 4 and 5)

	10.	Shared Dispositive Power 6,816,413 (See Item 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,816,413

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.5%*

14.	Type of Reporting Person (See Instructions) OO

* Based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,816,413 (See Item 4 and 5)

	8.	Shared Voting Power 6,816,413 (See Item 4 and 5)

	9.	Sole Dispositive Power 6,816,413 (See Item 4 and 5)

	10.	Shared Dispositive Power 6,816,413 (See Item 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,816,413

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.5%*

14.	Type of Reporting Person (See Instructions) OO

* Based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.

This Schedule 13D (“Schedule 13D”) is being filed by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC (“Crestview Partners”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This statement on Amendment No. 4 to the Schedule 13D relates to the common stock, $0.00001 par value per share (the "Common Stock"), of Halo Technology Holdings, Inc. (formerly Warp Technology Holdings, Inc.) (the “Company” or the “Issuer”), a corporation organized under the laws of the State of Nevada.  The address of the Issuer’s principal executive offices is 200 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2. Identity and Background

(a)    This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock, (ii) the beneficial ownership of shares of Common Stock by Crestview Partners and (iii) the relationships among the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b)    The business address for each Reporting Person is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c)    The principal business of each Reporting Person is purchasing, selling, trading and investing in securities.

(d)    No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)    No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship

Crestview: Delaware
Crestview Partners: Delaware

Item 3. Source and Amount of Funds or Other Consideration

On July 18, 2006, Crestview acquired from the Issuer an aggregate of 257,654 shares of Common Stock in payment of (i) $151,500 in accrued and unpaid dividends on the Series C Convertible Preferred Stock of the Issuer owned, until June 30, 2006, by the Reporting Person and (ii) $200,000 in accrued and unpaid interest on the Subordinated Secured Promissory Note of the Issuer currently owned by the Reporting Person.

As dividends on the Series C Convertible Preferred Stock, Crestview acquired from the Issuer an aggregate of 114,595 shares of Common Stock which includes (i) 12,946 shares of Common Stock with a dividend payment date of June 30, 2005 and a price per share of $2.34, (ii) 20,460 shares of Common Stock with a dividend payment date of September 30, 2005 and a price per share of $1.48, (iii) 24,715 shares of Common Stock with a dividend payment date of December 31, 2005 and a price per share of $1.23, (iv) 24,338 shares of Common Stock with a dividend payment date of March 31, 2006 and a price per share of $1.25 and (v) 32,136 shares of Common Stock with a dividend payment date of June 30, 2006 and a price per share of $0.94.

As interest on the Subordinated Secured Promissory Note, Crestview acquired from the Issuer an aggregate of 143,059 shares of Common Stock which includes (i) 23,981 shares of Common Stock with an interest payment date of July 31, 2005 and a price per share of $2.09, (ii) 35,261 shares of Common Stock with an interest payment date of October 31, 2005 and a price per share of $1.42, (iii) 37,148 shares of Common Stock with an interest payment date of January 31, 2006 and a price per share of $1.35 and (iv) 46,669 shares of Common Stock with an interest payment date of April 30, 2006 and a price per share of $1.07.

In connection with the acquisition of such 257,654 shares of Common Stock, Crestview paid no new cash consideration to the Issuer.

Item 4. Purpose of Transaction

The purpose of this Amendment No. 4 to the Schedule 13D is to report the transactions described in Item 3 above. All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer

(a)    Crestview Partners serves as the investment manager or general partner of Crestview, and as such has been granted investment discretion over investments including the Common Stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the sole Manager of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as Managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock. For purposes of this statement, each Reporting Person is reporting that:

(i)
Crestview. Crestview is the beneficial owner of 6,816,413 shares of Common Stock, which, to Crestview’s knowledge, represents 25.5% of the outstanding Common Stock as of the date hereof (based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.).

(ii)
Crestview Partners. Crestview Partners is the beneficial owner of 6,816,413 shares of Common Stock, which, to Crestview Partners’ knowledge, represents 25.5% of the outstanding Common Stock as of the date hereof (based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.).

(b)    As described in Item 5(a) above, solely by virtue of certain relationships, each Reporting Person may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Person, however, each Reporting Person disclaims beneficial ownership over shares owned by such other Reporting Person.

(c)    Except as set forth in Item 3 above, there have been no transactions in securities of the Issuer that were effected by the Reporting Person during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006

CRESTVIEW CAPITAL MASTER, LLC

By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By: /s/ Daniel Warsh
Name: Daniel Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By: /s/ Daniel Warsh
Name: Daniel Warsh
Title: Manager